
RECEIVED
FEB 0 6 2002
364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02006120

SEC FILE NUMBER
8- 052328
8-52328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NN FRANKLIN NATIONAL FINANCIAL GROUP, LLC
FN Sanline Capital Resources, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Palmetto Park Rd, Suite 750
(No. and Street)

Boca Raton, (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest S. zum Tobel (561) 672-4949
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patrusky, Mintz & Semel
(Name — *if individual, state last, first, middle name*)

720 Fifth Avenue (Address) New York, (City) NY (State) 10019 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest S. zum Tobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanline Capital Resources, LLC, as of 12/31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title


B. CHRISTINE GOLDEN
MY COMMISSION # CC 765403
EXPIRES: August 6, 2002
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANLINE CAPITAL RESOURCES, LLC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

SANLINE CAPITAL RESOURCES, LLC
DECEMBER 31, 2001

TABLE OF CONTENTS

PATRUSKY, MINTZ & SEMEL

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

TEMPORARY ADDRESS
720 FIFTH AVENUE

NEW YORK, NEW YORK 10019

TEMP. TEL: 212582.1000
TEMP. FAX: 212.582.7023
EMAIL: ALDMINTZ@
EARTHLINK.NET

REPORT OF INDEPENDENT AUDITORS

To The Members
Sanline Capital Resources, LLC

We have audited the accompanying balance sheet of Sanline Capital Resources, LLC (a Delaware Corporation) as of December 31, 2001, and the related statements of income, changes in members' equity and statements of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanline Capital Resources, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 7 and 8 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
January 15, 2002

SANLINE CAPITAL RESOURCES, LLC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash (Note 2)	$ 6,112
Total Assets	$ 6,112

MEMBERS' EQUITY

Members' Equity	$ 6,112
Total Members' Equity	$ 6,112

The accompanying notes are an integral part of these financial statements.

SANLINE CAPITAL RESOURCES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Fee income	$	-
		-
Operating expenses:		
Rent	$	506
Telephone		1,891
Insurance		4,070
Professional fees		60
Other		3,361
		9,888
Net loss	$	(9,888)

The accompanying notes are an integral part of these financial statements.

SANLINE CAPITAL RESOURCES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Members' equity - beginning of year	$	53,750
Net loss		(9,888)
Equity contributed		7,250
Equity withdrawn		(45,000)
Members' equity - end of year	$	6,112

The accompanying notes are an integral part of these financial statements.

SANLINE CAPITAL RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH

Cash flows from operating activities:	
Net loss	$ (9,888)
Net cash used in operating activities	(9,888)
Cash flows from financing activities:	
Equity contributed	7,250
Equity withdrawn	(30,000)
Net cash used in financing activities	(22,750)
Net decrease in cash	(32,638)
Cash - beginning of year	38,750
Cash - end of year	$ 6,112

The accompanying notes are an integral part of these financial statements.

NOTE 1. DESCRIPTION OF BUSINESS:

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers and was organized in August 1999 in the State of Delaware as a Limited Liability Company (LLC). The Company is principally engaged in the business of investment advisory services and assisting companies in the private placement of securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CASH:

Cash includes all cash balances and highly liquid investments with a maturity of three months or less. The Company maintains its cash in various bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

INCOME TAXES:

The Company is organized as a Limited Liability Company (LLC). Under Federal and state tax laws, the Company is to be taxed as a partnership. As such, the members of the LLC are required to include their proportionate share of the Company's taxable income on their respective income tax returns. Accordingly, there is no provision for Federal and State income taxes on the income of the Company in these financial statements. However, the Company remains liable for New York City Unincorporated Business Tax.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

NOTE 3. NON-CASH TRANSACTIONS:

During the year, the Company distributed its $15,000 investment in common stock to its partners. No gain or loss has been recorded as a result of this transaction.

NOTE 4. NET CAPITAL REQUIREMENT:

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is subject to a net minimum capital requirement of $5,000. At December 31, 2001, the Company had net capital of $6,112 which was $1,112 in excess of its required net capital.

NOTE 5. SUBSEQUENT EVENT:

On January 10, 2002, the members of the Company sold their interests in the Company to an unrelated entity.

SANLINE CAPITAL RESOURCES, LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total members' equity qualified for net capital	$ 6,112
Net capital	$ 6,112

No material differences exist between the net capital amount calculated above and the amount reported in the Company's December 31, 2001 unaudited Part II A of Form X-17A-5 FOCUS report.

SANLINE CAPITAL RESOURCES, LLC
STATEMENT OF EXEMPTION BY COMPANY
TO RESERVE REQUIREMENTS OF SEC RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the reserve requirements of the Securities and Exchange Commission's Rule 15c3-3 because the Company does not carry customers' accounts on its books.